Mail Stop 3561

October 4, 2007

By Facsimile and U.S. Mail

Joseph M. Abell
Senior V.P. and Chief Financial Officer
TETRA Technologies, Inc.
25025 I-45 North
Suite 600
The Woodlands, TX 77380

   Re: **TETRA Technologies, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed March 1, 2007
       File No. 1-13455

Dear Mr. Abell:

   We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Michael Moran
        Accounting Branch Chief